REPLICEL LIFE SCIENCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

For the three and six months ended June 30, 2013

(stated in Canadian Dollars)

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

	Notes		June 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents			$74,745	$384,286
Sales taxes recoverable			9,083	47,713
Prepaid expenses and deposits			115,771	51,894
			199,599	483,893
Non-current assets
Equipment	6		18,954	21,595
Total assets			$218,553	$505,488

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8		$717,600	$416,125

Non-current liabilities
Warrants denominated in a foreign currency	7	g	103,562	68,205
Total liabilities			821,162	484,330

Shareholders’ equity (capital deficit)
Common shares	7		8,942,664	8,319,082
Share subscriptions	7		-	24,851
Contributed surplus	7		2,288,425	1,910,621
Accumulated deficit			(11,833,698)	(10,233,396)
Total shareholders’ equity (capital deficit)			(602,609)	21,158
Total liabilities and shareholders’ equity (capital deficit)			$218,553	$505,488

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Peter Lewis”
Director	Director

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three and six months ended
(Stated in Canadian Dollars)
(Unaudited)

	For the three months ended		For the six months ended

	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Clinical development expenses
Clinical trial costs (Note 8)	$184,356	$190,751	$232,643	$362,205

Research and development expenses
Consulting fees (Note 8)	106,696	92,267	222,057	157,465
Intellectual property costs	32,709	24,266	48,941	50,318

General and administrative expenses
Accounting and audit	23,848	24,510	36,109	31,605
Depreciation (Note 6)	1,275	1,606	2,640	2,974
Consulting	30,000	35,950	57,500	55,950
Insurance	16,946	13,960	31,788	26,670
Legal	39,779	51,796	47,406	67,672
Marketing and investor relations	49,390	421,517	67,571	493,188
Office	49,641	55,779	113,199	89,454
Salaries (Note 8)	174,426	178,646	349,552	356,030
Stock-based compensation (Notes 7 and 8)	210,204	600,217	377,804	719,406
Transfer agent and filing fees	35,434	20,796	38,835	31,636
Travel and promotion	55,933	29,016	81,082	45,888
Loss before other items	1,010,637	1,741,077	1,707,126	2,490,461
Other items:
Change in fair value of warrants denominated in a foreign currency (Note 7g)	(26,639)	(64,685)	35,357	(66,427)
Foreign exchange loss (gain)	9,908	(35,249)	8,601	(31,427)
Scientific research and development credit (Note 9)	(150,783)	-	(150,783)	-
Total comprehensive loss	$843,123	$1,641,143	$1,600,302	$2,392,607
Basic and diluted loss per share	$(0.02)	$(0.04)	$(0.04)	$(0.06)

Weighted average shares outstanding	44,986,279	42,641,362	44,160,256	41,826,600

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Cash Flows
For the six months ended
(Stated in Canadian Dollars)
(Unaudited)

	June 30, 2013	June 30, 2012

Operating activities
Comprehensive loss	$(1,600,302)	$(2,392,607)
Add items not involving cash:
Depreciation	2,640	2,974
Unrealized foreign exchange	-	(1,742)
Stock-based compensation	377,804	719,406
Change in fair value of warrants	35,357	(64,685)

Changes in non-cash working capital balances:
Sales taxes recoverable	38,630	(1,143)
Prepaid expenses and deposits	(63,877)	(29,171)
Accounts payable and accrued liabilities	301,476	26,015
Net cash used in operating activities	(908,272)	(1,740,953)

Investing activities
Purchase of Equipment	-	(4,854)
Net cash used in investing activities	-	(4,854)

Financing activities
Gross proceeds on issuance of common shares	608,651	2,796,740
Finder’s fee	(9,920)	(35,647)
Net cash provided by financing activities	598,731	2,761,093

Increase in cash and cash equivalents during the period	(309,541)	1,015,286

Cash and cash equivalents, beginning of the period	384,286	565,143

Cash and cash equivalents, end of the period	$74,745	$1,580,429

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2013 and 2012 and the year ended December 31, 2012
(Stated in Canadian Dollars)
(Unaudited)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2013	45,025,054	$8,319,082	$24,851	$1,910,621	$(10,233,396)	$21,158
Shares issued for cash at CAD $0.31 – Note 7b	2,043,555	633,502	(24,851)	-	-	608,651
Finders fees – Note 7b	-	(9,920)	-	-	-	(9,920)
Stock based compensation – Note 7	-		-	377,804	-	377,804
Net loss for the period	-	-	-	-	(1,600,302)	(1,600,302)
Balance, June 30, 2013	47,068,609	$8,942,664	$-	$2,288,425	$(11,833,698)	$(602,609)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2012	43,150,008	$6,266,739	$-	$1,004,932	$(6,870,221)	$401,450
Shares issued for cash at USD $1.50 – Note 7b	1,875,046	2,761,093	-	-	-	2,761,093
Warrants denominated in a foreign currency – Note 7g	-	(1,184,650)	-	-	-	(1,184,650)
Escrow Release – Note 4	-	254,350	-	-	-	254,350
Stock based compensation – Note 7	-	-	-	465,056	-	465,056
Net loss for the period	-	-	-	-	(2,392,607)	(2,392,607)
Balance, June 30, 2012	45,025,054	$8,097,532	$-	$1,469,988	$(9,262,828)	$304,692

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2013 and 2012 and the year ended December 31, 2012
(Stated in Canadian Dollars)
(Unaudited)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2012	43,150,008	$6,266,739	$-	$1,004,932	$(6,870,221)	$401,450
Shares issued for cash at USD $1.50 – Note 7b	1,875,046	2,761,093	-	-	-	2,761,093
Warrants denominated in a foreign currency – Note 7g	-	(963,100)	-	-	-	(963,100)
Escrow Release – Note 7f	-	254,350	-	-	-	254,350
Stock based compensation – Note 7e	-		-	905,689	-	905,689
Share subscriptions	-	-	24,851	-	-	24,851
Net loss for the year	-	-	-	-	(3,363,175)	(3,363,175)
Balance, December 31, 2012	45,025,054	$8,319,082	$24,851	$1,910,621	$(10,233,396)	$21,158

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Stated in Canadian Dollars)
(Unaudited)

1.	Corporate Information

RepliCel Life Sciences Inc. (“the Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967.  The Company’s reporting jurisdiction is British Columbia.  Its common shares are listed for trading in the United States on the OTCBB, trading under the symbol REPCF and in Canada on the CNSX, trading under the symbol RP.
RepliCel Life Sciences Inc. specializes in autologous cell therapy technologies. The company's foundation is built on its core understanding of the unique biological function of hair follicle cells.

RepliCel Life Sciences Inc. specializes in autologous cell therapy technologies. The company's foundation is built on its core understanding of the unique biological function of hair follicle cells. From that knowledge platform, the company has developed two separate autologous cell therapies. The first is a cellular treatment for androgenetic alopecia (pattern baldness) named RepliCel Hair-01 ("RCH-01"). The second is a cell therapy treatment for chronic tendon injuries named RepliCel Tendon-01 ("RCT-01"). Both treatments are based on RepliCel's innovative technology which utilizes cells isolated from a patient's own healthy hair follicles to address specific cellular deficits associated with the targeted conditions.

The address of the Company’s corporate office and principal place of business is Suite 2020 – 401 West Georgia Street, Vancouver, BC, V6B 5A1.

2.	Basis of Presentation

These condensed consolidated interim financial statements for the three and six month periods ended June 30, 2013 have been prepared in accordance with IAS 34 Interim Financial Reporting.  They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s 2012 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The condensed interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2012 annual financial statements except for new standards, interpretations and amendments mandatorily effective for the first time from January 1, 2013 and income tax expense which is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Note 4a) sets out the impact of new standards, interpretations and amendments that have had a material effect on the financial statements.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 28, 2013.

The preparation of financial statements in compliance with IAS 34 requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

Certain comparative figures have been reclassified to conform to the current year’s presentation to better reflect and classify the results of operations.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Stated in Canadian Dollars)
(Unaudited)

2.	Basis of Presentation - continued

a)	Going Concern of Operations

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations.  At June 30, 2013 the Company, is in the research stage, has accumulated losses of $11,833,698 since its inception and expects to incur further losses in the development of its business, has a working capital deficiency of $518,001, and requires additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

3.	Critical Accounting Estimates and Judgements

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies and sources of estimation uncertainty that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim financial statements within the next financial year are the same as those that applied to the Company’s 2012 annual financial statements.

4.	Accounting Standards, Amendments and Interpretations

a)	New Standards, Amendments and Interpretations Effective for the first time from January 1, 2013

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2013 or later periods. The following new standards, amendments and interpretations that have been adopted in these interim financial statements have had an effect on the Company’s future results and financial position.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Stated in Canadian Dollars)
(Unaudited)

4.	Accounting Standards, Amendments and Interpretations - continued

a)	New Standards, Amendments and Interpretations Effective for the first time from January 1, 2013 - continued

•	IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the condensed consolidated interim financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The adoption of this standard did not have a material impact on the condensed consolidated interim financial statements.

•	IFRS 13 Fair Value Measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

The adoption of IFRS 13 by the Company has had no material impact on the condensed consolidated interim financial statements.  The fair value of the derivative liability has been determined directly by reference to published price quotations in an active market.  Prior to adoption of IFRS 13 the Company measured the derivative liability on the same basis.

•	Amendment to IAS 1 Presentation of Financial Statements

The amendments to IAS 1 revise the presentation of other comprehensive income (OCI). Separate subtotals are required for items which may subsequently be recycled through profit or loss and items that will not be recycled through profit or loss.  The adoption of this standard did not have a material impact on the condensed consolidated interim financial statements.

b)	Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2013 or later periods. They have not been early adopted in these interim financial statements, are they are expected to affect the Company in the period of initial application.  In all cases the Company intends to apply these standards from application date as indicated below:

•	Amendment to IAS 32 Financial Instruments: Presentations

The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The standard is effective for annual periods beginning on or after January 1, 2014. The Company is in the process of evaluating the impact that the adoptions of this standard may have on its financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Stated in Canadian Dollars)
(Unaudited)

4.	Accounting Standards, Amendments and Interpretations - continued

b)	Standards, Amendments and Interpretations Not Yet Effective - continued

•	Amendment to IFRS 7, Financial Instruments: Disclosure

Amended standard IFRS 7 Financial Instruments: Disclosures outlines the disclosures required when initially applying IFRS 9 Financial Instruments.  The standard is effective for annual periods beginning on or after January 1, 2015.  The Company is in the process of evaluating the impact that the adoptions of this standard may have on its financial statements.

•	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

5.	Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby RepliCel (formerly Newcastle Resources Ltd.) would acquire the issued and outstanding shares of TrichoScience. During the year ended December 31, 2011, 100% of the former TrichoScience shareholders tendered their shares in exchange for RepliCel shares and TrichoScience became a 100% owned subsidiary of RepliCel. The TrichoScience shareholders who received shares of RepliCel in connection with the closing deposited the common shares with a trustee pursuant to the terms of a pooling agreement between RepliCel and the trustee.  The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel.  583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 3,400,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent.  These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The Compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel’s common shares on the acquisition date. This amount was determined to be US$0.50 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm’s length parties at a price of US$0.50.

During the period ended June 30, 2013 no performance conditions were met (Year ended December 31, 2012, the performance condition with respect to 500,000 shares had been achieved, and $254,350 representing the fair value of the shares released from escrow was recorded as stock-based compensation.  Compensation expense relating to the transaction date fair value of the remaining 1,700,000 common shares will be recognized in the period the respective performance condition is probable and amortized over the period the performance condition is met.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Stated in Canadian Dollars)
(Unaudited)

5.	Reverse Takeover Transaction and 583885 B.C. Ltd. - continued

At June 30, 2013, there were 1,700,000 common shares held in escrow (December 31, 2012: 1,700,000 common shares). The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance. Stock based compensation of $Nil (representing the fair value of the shares issued) was recognized for these shares during the period ended June 30, 2013 (June 30, 2012: $254,350).

6.	Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2012	$14,249	$21,540	$35,789
Additions	-	-	-
Disposals	-	-	-
At June 30, 2013	14,249	21,540	35,789
Depreciation: At December 31, 2012	4,070	10,125	14,195
Charge for the period	992	1,648	2,640
Elimination on disposal	-	-	-
At June 30, 2013	5,062	11,773	16,835
Net book value at June 30, 2013	$9,187	$9,767	$18,954

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2011	$6,995	$19,704	$26,699
Additions	7,254	1,836	9,090
Disposals	-	-	-
At December 31, 2012	14,249	21,540	35,789
Depreciation: At December 31, 2011	1,868	6,244	8,112
Charge for the year	2,201	3,881	6,082
Elimination on disposal	-	-	-
At December 31, 2012	4,069	10,125	14,194
Net book value at December 31, 2012	$10,180	$11,415	$21,595

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital

a)	Authorized:

Unlimited common shares without par value
Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

  b)   Issued and Outstanding:

During the three and six months ended June 30, 2013:

(i)
The Company completed private placements totalling 2,043,555 units at a price of CAD$0.31 per unit for gross proceeds of $633,502, of which $24,851 was included in share subscriptions at December 31, 2012.  A finder’s fee of $9,920 was paid in cash in connection with the private placement. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CAD$0.50 per share for a period of 24 months from the closing of the financing.

During the year-ended December 31, 2012:

(i)
The Company completed a private placement of 1,875,046 units at US$1.50 per unit for proceeds of $2,796,740 (US$2,812,569).  A finder’s fee of $35,647 (US$36,000) was paid in cash in connection with the private placement. Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing.  As the share purchase warrants are denominated in a currency other than the Company’s functional currency, the fair value of the share purchase warrants is recognized as a derivative liability.  The fair value on issuance was determined to be $1,184,650.  These warrants have been included in the share warrant data presented in Note 7g.

    c)   Stock Option Plans:

(i)
Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share with 1/3 vesting one year from the date of grant and the remaining 2/3 vesting on a monthly basis over between 24-month and 36-month periods expiring after six to seven years.  Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement.  All other terms remained the same.  This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

(ii)
On December 22, 2010, the Company approved a Company Stock Option Plan whereby the Company may grant directors, officers, employees and consultants’ stock options.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant.  The stock options can be exercisable for a maximum of 7 years from the grant date and with various vesting terms.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital - continued

d)      Fair value of Company Options Issued from January 1, 2012 to June 30, 2013

On April 22, 2013 under the Company Stock Option Plan, 500,000 options were granted to a consultant of the Company. The options vested immediately and are exercisable at $0.41 per share until April 22, 2018. Further, on April 22, 2013, the Company and an optionee terminated its stock option agreement dated March 11, 2011. As a result, 250,000 Company stock options exercisable at US$1.00 were cancelled.

On June 21, 2012 under the Company Stock Option Plan, 300,000 options were granted to consultants of the Company. The options vest over a period of three years and are exercisable at US$1.10 per share until June 21, 2017.

On April 18, 2012 under the Company Stock Option Plan, 790,000 options were granted to employees and consultants of the Company. The options vest over a period of three years and are exercisable at US$1.50 per share until April 18, 2019. During the year-ended December 31, 2012, 75,000 of these options were forfeited.

On January 3, 2012 under the Company Stock Option Plan, 100,000 options were granted to a consultant of the Company. The options are exercisable at US$2.35 per share and expire on January 3, 2019. The options vest according to specific milestones.

On March 11, 2011, under the Company Stock Option Plan, 1,350,000 options were granted to the directors, officers and consultants of the Company. The options are exercisable at US$1.00 per share and expire on March 11, 2018. The options vest over a three year period.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

Grant Date	Number of Options Outstanding	Risk-free interest rate	Weighted-average expected life	Expected volatility	Expected dividends	Expected forfeiture rate	Fair value
December 22, 2010	1,185,000	2.66%	7 years	81%	Nil	0%	0.17
March 11, 2011	1,100,000	2.88%	7 years	81%	Nil	0%	0.72
January 3, 2012	100,000	1.71%	7 years	81%	Nil	0%	1.01
April 18, 2012	715,000	1.74%	7 years	89%	Nil	0%	1.15
June 21, 2012	300,000	1.26%	5 years	89%	Nil	0%	0.78
April 22, 2013	500,000	1.22%	5 years	89%	Nil	0%	0.20

                The volatility assumption is based on the pattern and level of historical volatility of a sample of entities in the life sciences industry for the first seven years in which the shares of those entities were publicly traded.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital - continued

   d)  Fair value of Company Options Issued from January 1, 2012 to June 30, 2013 - continued

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

e)  Stock-based Compensation

The Company recognized a fair value of $377,804, as stock based compensation expense in the statement of comprehensive loss for the six months ended June 30, 2013 for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements; (June 30, 2012 - $465,056).

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the  six months ended June 30, 2013 is as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, January 1, 2012	2,835,000	$	US 0.74
Granted	1,190,000	US 1.47
Exercised	-		-
Forfeited	(300,000)	US 0.50
Cancelled	(75,000)	US 1.50
Outstanding, December 31, 2012	3,650,000	$	US 0.98
Exercisable, December 31, 2012	2,113,750	$	US 0.77

Outstanding, January 1, 2013	3,650,000	$	US 0.98
Granted	500,000	CAD 0.41
Exercised	-		-
Forfeited	-		-
Cancelled	(250,000)	US 1.00
Outstanding, June 30, 2013	3,900,000	$	US 0.91
Exercisable, June 30, 2013	3,017,500	$	US 0.77

As at June 30, 2013, the range of exercise prices for options outstanding under the Company Stock Option Plan is CAD$0.41 - US$2.35 and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 4.68 years.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital - continued

  f)    Escrow Shares

Pursuant to the Acquisition described in Note 5, at June 30, 2013:

i)
1,700,000 (December 31, 2012: 1,700,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share.  During the three and six months ended June 30, 2013, no shares were released from escrow (June 30, 2012: 500,000). The Company recognized a fair value of $nil, (June 30, 2012: $254,350) as stock based compensation expense in the statement of operations for the period.   As at June 30, 2013, an accumulated 1,700,000 shares have been released from escrow (December 31, 2012: 1,700,000).

ii)	6,819,067 (December 31, 2012: 14,499,156) common shares are held in escrow under a pooling agreement and are subject to a timed release schedule under which:

a)	15% will be released on the first day of the Company’s fiscal quarter beginning after the one year anniversary of the share exchange (the “First Quarter”);
b)	15% will be released on the first day of each of the Company’s next five fiscal quarters after the First Quarter;
c)	the remaining 10% will be released on the first day of the ninth fiscal quarter after the First Quarter.

As the release of these shares is certain, they have been included in the calculation of loss per share. At June 30, 2013, 18,780,933 shares have been released from escrow (December 31, 2012: 11,100,844).

  g)   Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Expiry
Outstanding, December 31, 2011	-	$-
February 29, 2012	66,304	US 0.50	March 1, 2014
March 29, 2012	876,042	US 0.50	March 29, 2014
April 18, 2012	502,667	US 0.50	April 18, 2014
April 20, 2012	430,033	US 0.50	April 20, 2014
May 17, 2012	250,000	US 2.00	May 17, 2016
Outstanding, June 30, 2013	2,125,046	$ US 0.68

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s consolidated statement of financial position and are fair valued at each reporting period.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital - continued

g)     Warrants denominated in a foreign currency - continued

During the six months ended June 30, 2013, the Company amended the exercise price of the warrants expiring March 1, 2014, March 29, 2014, April 18, 2014 and April 20, 2014 from US$2.50 to US$0.50 per share. The warrants entitle holders to purchase an aggregate of 1,875,046 common shares. The assumptions used to determine the fair value of $103,562 at June 30, 2013 were as follows: (1) risk-free rate of 1.07% – 1.14%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 8 – 35 months; (5) share price of US$0.31; and (6) an exercise price of US$0.50 – US$2.00.

The assumptions used to determine the fair value of $68,205 at December 31, 2012 were as follows: (1) risk-free rate of 1.14% – 1.21%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 14 – 41 months; (5) market price of US$0.46; and (6) an exercise price of US$2.00 – US$2.50.

The change in the fair value of the warrants for the six months ended June 30, 2013 was $35,357 (June 30, 2012 – ($66,427)) and was recorded in the condensed consolidated interim statement of comprehensive loss.

	June 30, 2013	December 31, 2012
Warrants denominated in a foreign currency, opening balance	$68,205	$-
Fair value of warrants issued	-	1,184,650
Change in fair value of warrants	35,357	(1,116,445)
Warrants denominated in a foreign currency, closing balance	$103,562	$68,205

h)     Warrants

The continuity of the number of warrants, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Expiry
Outstanding, December 31, 2012	-	$-
April 10, 2013	1,643,555	0.50	April 10, 2015
May 21, 2013	400,000	0.50	May 21, 2015
Outstanding, June 30, 2013	2,043,555	$0.50

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Stated in Canadian Dollars)
(Unaudited)

8.     Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	June 30, 2013	December 31, 2012
Companies controlled by directors of the Company	$47,030	$31,318
Directors or officers of the Company	131,250	21,015
	$178,280	$52,333

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Research consulting fees	$56,872	$40,202	$107,573	$76,655
Clinical trial costs	-	472	2,787	100,048
	$56,872	$40,674	$110,359	$176,703

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
General and administrative - salaries	$101,250	$103,750	$202,500	$193,750
Stock-based compensation	11,082	51,660	44,052	85,738
	$112,332	$155,410	$246,552	$279,488

9.    Refundable Tax Credit

During the six months ended June 30, 2013 the Company received an assessment as a result of Canada Revenue Agency’s audit of the Scientific Research & Experimental Development claim filed by TrichoScience for the period ending December 21, 2010. As a result of the assessment, TrichoScience received a refundable investment tax credit in the amount of $150,783.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Stated in Canadian Dollars)
(Unaudited)

10.   Financial Instruments and Risk Management

As at June 30, 2013, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities, and warrants denominated in a foreign currency. The fair values of cash, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

• Currency risk
• Credit risk
• Liquidity risk
• Interest rate risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds a significant amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk.  At June 30, 2013 the Company held US dollar cash balances of $24,250 (US$23,069) (December 31, 2012: $371,930 or US$373,836). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$243 (US$231) on the cash balance held at June 30, 2013.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements,  after  taking  into  account  the  Company’s  holdings  of  cash  and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Stated in Canadian Dollars)
(Unaudited)

10.  Financial Instruments and Risk Management - continued

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at June 30, 2013:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$717,600	$717,600

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	Classification	June 30, 2013	December 31, 2012

Cash and cash equivalents	Loans and receivables	$74,745	$384,286
		$74,745	$384,286

Financial liabilities included in the statement of financial position are as follows:

	Classification	June 30, 2013	December 31, 2012
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	$717,600	$416,125

Derivative financial liabilities:
Warrants denominated in a foreign currency	Fair value through profit or loss	103,562	68,205
		$821,162	$484,330

11.  Commitments

The Company has entered into an operating lease agreement for its office premises.  The term of the lease is for three years with ending on October 31, 2015 and the annual commitments under the lease is as follows:

2013	2014	2015
$65,235	$133,200	$111,000

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Stated in Canadian Dollars)
(Unaudited)

12.   Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary.  The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.  The Company will continue to advance its technology.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  The Company considers shareholders equity and working capital as components of its capital base.  The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program.  Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time  without  penalties.

There has been no change in the Company’s approach to capital management during the three and six months ended June 30, 2013.

13.  Segmental Reporting

The Company is organized into one business unit based on its hair cell replication technology and has one reportable operating segment.

14.   Events after the Reporting Date

Subsequent to June 30, 2013, the Company granted 140,000 options to a consultant of the Company. The options vest over a three year period and are exercisable at $0.41 per share until July 11, 2018.

Subsequent to June 30, 2013, the Company completed a private placement of 1,050,000 shares at a price of CAD$0.50 per share for gross proceeds of $525,000. A finder’s fee of $36,750 was paid in cash in connection with the private placement.

Subsequent to June 30, 2013, the Company completed a Collaboration and Technology Development Transfer Agreement (the “Agreement”) with Shiseido Company, Limited (“Shiseido”). As defined by the Agreement, Shiseido paid RepliCel an upfront fee of $4,120,400 (¥400,000,000).